Exhibit 99.1

SilverCrest Continues to Expand Santa Elena Deposit
More High Grade Intercepts;
21.6m @ 1.46 gpt Au and 169.1 gpt Ag including
0.60m @ 5.2 gpt Au and 1,840 gpt Ag

TSX-V: SVL NYSE MKT: SVLC	For Immediate Release

VANCOUVER, BC – April 8, 2013 – SilverCrest Mines Inc. (the “Company”) is pleased to announce results of further delineation drilling at the Santa Elena Mine in Sonora, Mexico. Since mid 2012, 132 drill holes have been completed to further expand underground resources and reserves (see attached Figure). This drill program continues to be extremely successful with the most recent holes identifying additional bonanza grades (as defined below) and providing further intercepts in the El Cholugo Zone. To date, resources at Santa Elena have been delineated along a strike length of over 1,200 metres and to a depth of 600 metres. The results of all holes included in this news release will be part of the ongoing resource expansion and reclassification to be included in the Pre-Feasibility Study for the Santa Elena Expansion Project which is nearing completion.

J. Scott Drever, President stated; “This delineation drill program has been immensely successful. We have drilled the known portion of the deposit at 35 to 40 metre centres, the Main Mineralized Zone has been extended by approximately 300 metres beyond our current resource boundary and we have identified two new sub-parallel zones, El Cholugo and El Cholugo Dos. The results of the revised underground resource and reserve estimations is expected to demonstrate an extended mine life with a conventional mill facility well beyond the original 5.5 years estimated for the open pit heap leach operation.”

In this reported series, core hole SE-13-126 intercepted further Bonanza grades (greater than 34 gpt Au or greater than 1,000 gpt Ag) with 0.60 metres grading 5.2 gpt Au and 1,840 gpt Ag These high grades are included in a broader interval of 21.6 metres grading 1.46 gpt Au and 169.1 gpt Ag (see tables below).

Assay values in this series of holes range from 0.1 gpt to 22.0 gpt gold and 34.8 gpt to 1,840.0 gpt silver. Mineralized intervals range from 0.6 metres to 22.7 metres. All mineralized drill intercepts are near true thicknesses. The most significant assay results in this series of holes are shown in the following tables.

Santa Elena Main Mineralized Zone

Hole ID	From (m)	To (m)	Interval (m)	Interval (ft)		Au opt	Ag gpt	Ag opt
					Au gpt
SE-13-121	449.3	458.9	9.7	31.8	2.81	0.082	127.2	3.7
incl.	452.9	456.2	3.3	10.9	5.71	0.167	261.4	7.6
SE-13-122	249.5	262.5	13.0	42.6	1.06	0.031	144.8	4.2
incl.	253.2	258.3	5.1	16.8	1.52	0.044	267.2	7.8
SE-13-123	433.5	438.3	4.8	15.7	3.87	0.113	89.2	2.6
incl.	433.5	435.4	1.9	6.2	7.37	0.215	159.3	4.6
SE-13-124	271.6	276.2	4.6	15.1	0.62	0.018	75.7	2.2

	283.8	287.1	3.2	10.6	0.73	0.021	69.4	2.0
SE-13-125	474.8	487.1	12.3	40.2	0.96	0.028	117.0	3.4
incl.	481.3	485.4	4.1	13.5	1.52	0.044	183.9	5.4
SE-13-126	446.3	467.9	21.6	70.7	1.46	0.043	169.1	4.9
incl.	463.2	463.7	0.6	1.8	5.20	0.152	1,840.0	53.7
incl.	463.2	467.0	3.8	12.5	2.72	0.079	632.1	18.4
SE-13-127	169.8	192.6	22.7	74.6	1.76	0.051	93.6	2.7
incl.	177.1	179.9	2.8	9.3	8.65	0.252	200.1	5.8
SE-13-128	469.7	478.0	8.3	27.2	0.10	0.002	138.9	4.1
	516.2	529.3	13.1	43.0	1.38	0.040	165.8	4.8
incl.	519.8	528.5	8.7	28.6	1.89	0.055	221.3	6.5
SE-13-129	215.3	223.7	8.4	27.7	0.62	0.018	53.8	1.6
SE-13-130	403.1	409.1	6.0	19.7	7.21	0.210	143.7	4.2
incl.	403.1	406.0	3.0	9.7	12.92	0.377	240.8	7.0
SE-13-131	162.7	180.0	17.3	56.8	0.58	0.017	61.2	1.8
SE-13-132	224.2	229.2	5.0	16.5	0.84	0.025	71.9	2.1
SE-13-133	437.2	445.9	8.7	28.4	10.36	0.302	160.4	4.7
incl.	441.3	444.3	3.0	9.8	22.00	0.642	303.0	8.8
SE-13-134	481.1	485.9	4.8	15.6	0.55	0.016	57.6	1.7
	490.6	494.8	4.2	13.7	1.03	0.030	141.3	4.1
SE-13-135	265.1	266.7	1.6	5.2	0.34	0.010	53.6	1.6
SE-13-136	458.5	478.1	19.6	64.2	1.08	0.032	84.4	2.5
SE-13-137	235.6	240.1	4.5	14.7	0.55	0.016	90.1	2.6
SE-13-138	464.4	473.2	8.8	28.8	0.49	0.014	76.0	2.2
SE-13-139	253.1	263.9	10.8	35.3	0.69	0.020	34.8	1.0
SE-13-140	215.3	234.1	18.8	61.7	0.77	0.022	125.5	3.7
incl.	230.6	234.1	3.5	11.6	1.27	0.037	342.2	10.0
SE-13-141	448.4	457.4	9.1	29.8	4.16	0.121	189.1	5.5
   Note: All numbers are weighted averages, uncut and rounded.

El Cholugo Zone

Hole ID	From (m)	To (m)	Interval (m)	Interval (ft)		Au opt	Ag gpt	Ag opt
					Au gpt
SE-13-122	270.7	276.4	5.7	18.8	1.06	0.031	63.6	1.9
SE-13-123	293.4	295.1	1.7	5.4	0.97	0.028	68.3	2.0
SE-13-129	236.0	239.5	3.5	11.4	0.96	0.028	78.2	2.3
SE-13-131	269.7	274.9	5.1	16.9	4.29	0.125	157.4	4.6
SE-13-139	287.3	292.9	5.7	18.6	0.83	0.024	44.1	1.3
SE-13-140	286.5	288.9	2.4	7.9	1.90	0.055	117.0	3.4
                  Note: All numbers are weighted averages, uncut and rounded.

All sample analyses were completed by ALS Chemex in Hermosillo, Mexico and North Vancouver, BC.

The El Cholugo Zone continues to expand to the west and to depth with 6 new drill hole intercepts (above table). The dimensions of this newly discovered zone is now approximately 400 metres long by 150 metres high with widths ranging from 1.7 to 17.1 metres.

Several Holes reported above (Holes SE-13-121, 123, 128, and 141) extend the strong silver and gold mineralization along the Main Mineralized Zone to the east and to depth. These intercepts are up to 300 metres beyond the boundary of current resource estimates. Core holes SE-13-132, 135, 137, 139, 140 reported above further expand mineralization 300 metres to the west under the current operating pit. Further drilling is underway to help delineate theses area of continued expansion.

Approximately 48,000 metres of drilling have been completed to date in the 2012-2103 program to convert underground resources to reserves and expand total resources. Three drills are currently on site completing the extended program. Summary results for revised Santa Elena Resources and Reserves are expected in late April or early May, 2013 with a NI 43-101 Technical Report for the Pre-Feasibility Study of the Expansion Plan to be filed within 45 days following announcement.

The Qualified Person under NI 43-101 for this News Release is N. Eric Fier, CPG, P.Eng, and Chief Operating Officer for SilverCrest Mines Inc., who has reviewed and approved its contents.

SilverCrest Mines Inc. (TSX-V: SVL; NYSE MKT: SVLC) is a Canadian precious metals producer headquartered in Vancouver, BC. SilverCrest’s flagship property is the 100%-owned Santa Elena Mine, located 150 km northeast of Hermosillo, near Banamichi in the State of Sonora, México. The mine is a high-grade, epithermal gold and silver producer, with an estimated life of mine cash cost of US$8 per ounce of silver equivalent (55:1 Ag: Au). SilverCrest anticipates that the 2,500 tonnes per day open pit heap leach facility at the Santa Elena mine should recover approximately 625,000 ounces of silver and 33,000 ounces of gold in 2013. . An expansion plan is well underway to double the annual metals production at the Santa Elena Mine (open pit and underground). Exploration programs have rapidly advanced the definition of a large polymetallic deposit at the La Joya property in Durango State with stated resources nearing 200 million ounces of Ag equivalent.

FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking statements” within the meaning of Canadian securities legislation and the United States Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future.  These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs. Statements concerning reserves and mineral resource estimates may also constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: risks related to precious and base metal price fluctuations; risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar); risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities; uncertainty in the Company’s ability to raise financing and fund the exploration and development of its mineral properties; uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations; risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined; risks related to governmental regulations and obtaining necessary licenses and permits; risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict our operations; risks related to mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title; risks relating to inadequate insurance or inability to obtain insurance; risks related to potential litigation; risks related to the global economy; risks related to the Company’s status as a foreign private issuer in the United States; risks related to all of the Company’s properties being located in Mexico and El Salvador, including political, economic, social and regulatory instability; and risks related to officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.  The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

The information provided in this news release is not intended to be a comprehensive review of all matters and developments concerning the Company. It should be read in conjunction with all other disclosure documents of the Company. The information contained herein is not a substitute for detailed investigation or analysis. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented.

“J. Scott Drever”
Contact:           Fred Cooper
Telephone:      (604) 694-1730 ext. 108
Fax:                   (604) 694-1761
Toll Free:          1-866-691-1730
Email:                info@silvercrestmines.com
Website:          www.silvercrestmines.com
Suite 501 - 570 Granville Street
Vancouver, BC Canada V6C 3P1

J. Scott Drever, President SILVERCREST MINES INC.

Neither TSX Venture Exchange nor its Regulation Services Provider (as defined in the policies of the TSX Venture Exchange)
accepts responsibility for the adequacy or accuracy of this release.

A
A'
Santa Elena Long Section
w/Drill Hole Pierce Points
(Looking North, March 2013)
PEA 2011 Resource
Resource Expansion Areas
Pre-2012 Core Hole
Completed 2012/13 Core Hole
Proposed Core Hole
Bonanza Grade Hole
Completed U/G Works
Proposed U/G Works
EL Cholugo & Cholugo Dos
Surface
Surface
Open Pit
132
132
140
137
135
139
127
131
129
122
124
120
130
133
123
121.141
126
136
138
125
134
128
OPEN
OPEN
OPEN
OPEN
600m
1,200m
100m
SILVERCREST
Refer to Dec. 3, 2013 news release for plan view